

May 7, 2012

<u>Via E-mail</u>
Mr. Marcelo Fischer
Senior Vice President of Finance
IDT Corporation
520 Broad Street
Newark, New Jersey 07102

> **Re:** **IDT Corporation**
> **Form 10-K for the fiscal year ended July 31, 2011**
> **Filed October 11, 2011**
> **Form 10-Q for the quarters ended January 31, 2012**
> **Filed March 12, 2012**
> **File No. 001-16371**

Dear Mr. Fischer:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director